Morgan

The Morgan Crucible Company plc

28th June 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

04035183

Office of International Corporate Financ
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

SEC MAIL PROCESSING
RECEIVED
JUL 01 2004
WASH. D.C. 158 SECTION

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:37 28-Jun-04
Number	2180A

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:

The Morgan Crucible Company plc

2) Name of shareholder having a major interest:

Legal & General Group plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

HSBC Global Custody Nominee (UK) Ltd A/c 914945 114,883

shares; HSBC Global Custody Nominee (UK) Ltd 775245 1,125,708 shares; HSBC Global Custody Nominee (UK) Ltd A/c 357206 7,399,419 shares; HSBC Global Custody Nominee (UK) Ltd A/c 866203 416,250 shares; HSBC Global Custody Nominee (UK) Ltd A/c 360509 382,782 shares.

5) Number of shares/amount of stock acquired:

Not known

6) Percentage of issued class:

Not known

7) Number of shares/amount of stock disposed:

N/A

8) Percentage of issued class:

N/A

9) Class of Security:

Ordinary shares of 25p

10) Date of Transaction:

Not known

11) Date company informed:

Faxed letter dated 25/6/04 received 25/6/04

12) Total holding following this notification:

9,439,042 shares

13) Total percentage holding of issued class following this notification:

3.25%

14) Any additional information:

Not known

15) Name of contact and telephone number for queries:

Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:

Mr D.J. Coker

17) Date of notification:

28th June 2004

END

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